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SECURITIES [barcode] SSION

03015350

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Securities Group, Inc.

| OFFICIAL USE ONLY |
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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4701 N. Federal Highway, Suite 400

(No. and Street)

Lighthouse Point FL 33064

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Perkins 954-788-5559

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.

(Name — *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308

(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

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PROCESSED
MAR 24 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Paul Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Group, Inc., as of December31, 2002, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VIRGINIA MARY MOORE
COMMISSION# CC852214
EXPIRES JUL 06, 2003
BONDED THROUGH
ADVANTAGE NOTARY
NOTARY PUBLIC STATE OF FLORIDA

March 3 2003

Paul B. Perkins
Signature

President
Title

Virginia Mary Moore
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF
INVEST.COM HOLDINGS, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

## TABLE OF CONTENTS

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder and Board of Directors
American Securities Group, Inc.

We have audited the accompanying statement of financial condition of American Securities Group, Inc., a wholly owned subsidiary of Invest.com Holdings, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Group, Inc., a wholly owned subsidiary of Invest.com Holdings, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates + Co

February 17, 2003

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 270,099 |
| Deposit with clearing broker (Cash of $50,000) | | 50,000 |
| Commissions receivable | | 4,437 |
| Goodwill, net of amortization | | 18,333 |
| Other assets | | 96 |
| | $ | 342,965 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Due to Parent | $ | 33,790 |
| Total liabilities | | 33,790 |
| Stockholder's equity: | | |
| Common stock, no par value; 1,500 shares authorized, 1,500 shares issued and outstanding | | 338,867 |
| Retained deficit | | (29,692) |
| Total stockholder's equity | | 309,175 |
| | $ | 342,965 |

*The accompanying notes are an integral part of these financial statements.*

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 58,990 |
| Interest | | 4,209 |
| Other | | 7,793 |
| | | 70,992 |
| Expenses: | | |
| License and permits | | 16,249 |
| Management fee | | 24,000 |
| Professional fees | | 7,631 |
| Other | | 2,336 |
| | | 50,216 |
| Net income before taxes | | 20,776 |
| Provision for income taxes | | (7,800) |
| Net income | $ | 12,976 |

*The accompanying notes are an integral part of these financial statements.*

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | Common stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | deficit | Total |
| Balance, January 1, 2002 | 1,500 | $ 338,867 | $ (42,668) | $ 296,199 |
| Net income | - | - | 12,976 | 12,976 |
| Balance, December 31, 2001 | 1,500 | $ 338,867 | $ (29,692) | $ 309,175 |

*The accompanying notes are an integral part of these financial statements.*

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | |
|---|---|
| Cash flow from operating activities: | |
| Net income | $ 12,976 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase or decrease in assets and liabilities: | |
| Increase in commissions receivable | (860) |
| Decrease in due from clearing broker | 25 |
| Decrease in other assets | 530 |
| Total adjustments | (305) |
| Total cash provided by operating activities | 12,671 |
| Cash flows from financing activities: | |
| Increase in Due to Parent | 2,190 |
| Cash flows from financing activities: | 2,190 |
| Net increase in cash | 14,861 |
| Cash and cash equivalents, beginning of year | 255,238 |
| Cash and cash equivalents, end of year | $ 270,099 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for interest | $ 4,209 |
| Cash paid during the year for income taxes | $ - |

*The accompanying notes are an integral part of these financial statements.*

**AMERICAN SECURITIES GROUP, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF INVEST.COM HOLDINGS, INC.)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2002**

## 1. ORGANIZATION

American Securities Group, Inc. (the "Company") was incorporated on May 26, 1999 in the state of Delaware. On June 14, 2001 the Company changed its name from Internet Invest.com, Inc. The Company is a registered broker dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company became a wholly owned subsidiary of Invest.com Holdings, Inc. (the "Parent") as of January 3, 2000. On August 28, 2000, the Company purchased all of the outstanding shares of Mag Raydon Capital Group, Inc. ("Mag Raydon"), a fully disclosed introducing broker dealer.

The Company operates an office in Lighthouse Point, Florida. The Company is a registered investment advisor and an introducing broker dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker") Its sources of revenue are derived from unsolicited discount brokerage transactions.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and cash equivalents*** – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

***Cash deposit with clearing broker*** – Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $50,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

***Due from clearing broker*** – Due from the clearing agent represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

***Revenue recognition*** – The Company recognizes revenues from commissions as they are earned.

***Goodwill*** – Goodwill represents the excess of the cost of acquiring Mag Raydon over the fair value of its net assets at the date of acquisition and, prior to January 1, 2002, was amortized on the straight-line basis over five (5) years.

***Securities transactions*** - Securities transactions, including commissions payable, are recorded on a trade date basis.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Income taxes* – The Company is included in the consolidated federal income tax return filed by Invest.com Holdings, Inc. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of liability calculated is applied to the payable due to Invest.com Holdings, Inc. For the year ended December 31, 2002, the Company accrued an income tax liability of $7,800.

*Fair value of financial instruments* - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

*Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with the Parent company. The Company entered into a management agreement with the Parent on September 1, 2000, requiring payment of $2,000 per month for its portion of the combined expenses. The agreement was for a period of twelve months is automatically renewed for an additional year.. The management agreement may be canceled by the mutual written approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2002, the Company recorded management fees of $24,000.

## 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Retail customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred to satisfy customer obligations. Additional credit risk occurs if clearing broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

## 6. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2002, the net capital, as computed, was $284,729. Consequently, the Company had excess net capital of $234,729.

At December 31, 2002 the percentage ratio of aggregate indebtedness to net capital was 12% versus an allowable percentage of 1,500 %.

**AMERICAN SECURITIES GROUP, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2002**

**Computation of Net Capital**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 309,175 |
| Deductions: | |
| Non-allowable assets: | |
| Goodwill | 18,333 |
| Deposits | 96 |
| Total non-allowable assets | (18,429) |
| Net capital before haircuts on securities positions | 290,746 |
| Haircut on money market funds (2%) | (6,017) |
| Net capital | 284,729 |
| Minimum net capital required | 50,000 |
| Excess net capital | $ 234,729 |

**Aggregate Indebtedness:**

| | |
|---|---|
| Total aggregated indebtedness included in Statement of Financial Condition | $ 33,790 |
| Ratio of aggregated indebtedness to net capital | 12% |

**Reconciliation:**

| | |
|---|---|
| Net capital, per page 10 of the December 31, 2002 unaudited Focus IIA Report, as filed | $ 294,227 |
| Net audit adjustments | (9,498) |
| Net capital, per December 31, 2002 audited report, as filed | $ 284,729 |

**AMERICAN SECURITIES GROUP, INC.**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF DECEMBER 31, 2002**

American Securities Group, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. American Securities Group, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

Sweeney, Gates & Co.
Certified Public Accountants and Consultants

**REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
American Securities Group, Inc.

In planning and performing our audit of the consolidated financial statements of American Securities Group, Inc., a wholly owned subsidiary of Invest.com Holdings, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone: (954) 202-9902 Facsimile: (954) 202-9903

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney, Gates & Co.

February 17, 2003